Unaudited Interim Financial Statements

Cumberland Resources Ltd.

September 30, 2004

BALANCE SHEETS

(Unaudited)

(Canadian dollars)

	September 30	December 31
	2004	2003
	$	$

ASSETS
Current
Cash and equivalents [note 2]	6,237,127	24,270,017
Short term investments [note 2]	32,012,601	22,142,993
Accrued interest receivable	153,800	433,086
Accounts receivable	180,151	188,702
Due from joint venturer	15,409	9,906
Prepaid expenses	447,232	67,873
Total current assets	39,046,320	47,112,577
Mineral property interests	8,246,083	8,246,083
Capital assets, net [note 3]	4,544,659	3,679,703
Reclamation deposit [note 7(b)]	500,000	-
Investments in public companies [note 8]	102,405	264,405
	52,439,467	59,302,768

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	558,862	1,001,510
Current portion of capital leases	348,163	329,109
Total current liabilities	907,025	1,330,619
Accrued site closure costs [note 4]	408,346	340,000
Capital leases	291,012	549,696
Commitments and contingencies [note 7]
Shareholders’ equity
Share capital [note 6]	112,041,571	110,806,463
Contributed surplus [note 6[d]]	3,187,353	1,481,612
Deficit	(64,395,840)	(55,205,622)
Total shareholders’ equity	50,833,084	57,082,453
	52,439,467	59,302,768

See accompanying notes to financial statements

STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

(Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
	$	$	$	$
		[as restated - see note 1[b]]		[as restated - see note 1[b]]
REVENUE
Options receipts	-	-	500,000	500,000
Interest and other revenue	197,176	371,106	731,362	684,632
Gain on sale of investments in public companies [note 8]	106,336	30,918	1,412,963	30,918
	303,512	402,024	2,644,325	1,215,550

EXPENSES
Exploration and development costs [note 5]	2,125,327	3,319,283	8,101,414	10,048,236
Employee compensation	131,905	123,016	475,909	297,864
Stock-based compensation [note 6[d]]	1,276,206	125,600	1,705,741	671,050
Public and investor relations	58,366	179,266	265,481	391,471
Office and miscellaneous	95,884	199,537	344,746	357,288
Legal, audit and accounting	69,317	98,949	257,867	162,472
Other fees and taxes	10,903	8,601	189,158	106,894
Insurance	133,864	16,525	353,625	49,575
Depreciation and amortization	23,625	6,286	58,341	18,040
Accrued site closure costs – accretion expense	8,263	2,819	23,346	6,457
Interest expense on capital leases	22,704	17,360	64,193	23,854
	3,956,364	4,097,242	11,839,821	12,133,201
Net loss for the period	3,652,852	3,695,218	9,195,496	10,917,651

Deficit, beginning of period	60,748,266	47,058,729	55,205,622	39,836,296
Share issue costs	(5,278)	1,937,146	(5,278)	1,937,146
Deficit, end of period	64,395,840	52,691,093	64,395,840	52,691,093

Basic and Diluted loss per share	$0.07	$0.08	$0.17	$0.26

Weighted average number of share outstanding	54,489,106	48,888,840	54,418,173	42,672,843

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS

(Unaudited)

(Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
	$	$	$	$
		[as restated – see note 1[b] ]		[as restated – see note 1[b]]
OPERATING ACTIVITES
Net loss for the period	(3,652,852)	(3,695,218)	(9,195,496)	(10,917,651)
Add (deduct) items not affecting cash:
Depreciation and amortization	23,625	6,286	58,341	18,040
Accrued site closure costs – accretion expense	8,263	2,819	23,346	6,457
Exploration related amortization	41,287	99,013	133,673	203,180
Gain on sale of investment in public companies	(106,336)	(30,918)	(1,412,963)	(30,918)
Stock-based compensation	1,276,206	125,600	1,705,741	671,050
Net changes in non-cash working capital items:
Accrued interest receivable	3,313	53,485	279,286	(141,219)
Accounts receivable	265,206	(119,328)	8,551	(278,425)
Due from joint venturer	(9,482)	(4,200)	(5,503)	(188,429)
Prepaids	241,300	16,525	(379,359)	30,854
Accounts payable and accrued liabilities	(663,479)	(1,125,813)	(442,648)	544,366
Cash used in operating activities	(2,572,949)	(4,671,749)	(9,227,031)	(10,082,695)

FINANCING ACTIVITIES
Issuance of common shares	652,050	36,708,356	1,235,108	42,660,106
Share issue costs	5,278	(1,937,146)	5,278	(1,937,146)
Repayment of capital lease obligation	(78,539)	(206,444)	(239,630)	(237,435)
Cash provided by financing activities	578,789	34,564,766	1,000,756	40,485,525

INVESTING ACTIVITIES
Purchase of capital assets	(179,324)	(1,674,166)	(1,011,970)	(1,735,590)
Reclamation deposit	(500,000)	-	(500,000)	-
Short term investments	(835,909)	(7,889,141)	(9,869,608)	(4,484,931)
Proceeds on sale of investment in public companies	118,336	43,318	1,574,963	43,318
Purchase of investment	-	(405)	-	(405)
Cash used in investing activities	(1,396,897)	(9,520,394)	(9,806,615)	(6,177,608)

Increase (decrease) in cash and cash equivalents during the period	(3,391,057)	20,372,623	(18,032,890)	24,225,222
Cash and cash equivalents, beginning of period	9,628,184	4,999,243	24,270,017	1,146,644
Cash and cash equivalents, end of period	6,237,127	25,371,866	6,237,127	25,371,866

Supplemental information:
Interest paid	22,704	17,360	64,193	23,854
Taxes paid	14,722	-	35,668	47,642

See accompanying notes to financial statements

NOTES TO INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Canadian dollars)

September 30, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of presentation

The accompanying interim financial statements of Cumberland Resources Ltd. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These interim financial statements follow the same significant accounting policies and methods of application as the Company’s annual financial statements for the year ended December 31, 2003 (the “Annual Financial Statements”).  The interim financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for these interim periods are not necessarily indicative of the result that may be expected for the full fiscal year ending December 31, 2004.  Certain prior year amounts have been reclassified to conform with the current year’s presentation.

b)

Changes in accounting policies

As described in Note 3(b) in its 2003 annual financial statements, the Company had previously adopted the fair value based method of accounting for stock-based compensation to employees and directors in accordance with CICA 3870 Stock-based Compensation and Other Stock-based payments.  This change was adopted in the fourth quarter of 2003 and was applied on a prospective basis from January 1, 2003.  In addition, as described in Note 3(a) in its 2003 annual financial statements, the Company has previously adopted CICA 3110 Asset Retirement Obligations and changed its accounting policy for recording obligations related to site closure costs.  This change was adopted on a retroactive basis in the fourth quarter of 2003.

As a result of these changes in accounting policies, the Company’s previously reported net losses for the three and nine month periods ended September 30, 2003 have been restated as follows:

	Three months ended September 30, 2003	Nine months ended September 30, 2003
	$	$

Net loss, as previously reported	(3,512,762)	(10,171,892)
Stock-based compensation expense	(125,600)	(671,050)
Impact of adoption of CICA 3110	(56,856)	(74,709)
Net loss, as restated	(3,695,218)	(10,917,651)

2. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in investment grade debt and banker's acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At September 30, 2004, these instruments were yielding a weighted average interest rate of 2.0% per annum.

Short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker's acceptances with maturities to March 7, 2005.  The counter-parties include corporations and financial institutions.  At September 30, 2004, these instruments were yielding a weighted average interest rate of 2.1% per annum.

The fair market value of the cash equivalents and short-term investments approximates their carrying values at September 30, 2004.

3. CAPITAL ASSETS

Capital assets at September 30, 2004 are comprised as follows:

	Cost	Accumulated amortization	Net book value Sept 30, 2004	Net book value Dec 31, 2003
	$	$	$	$

Exploration equipment	1,232,400	636,634	595,766	729,439
Computer equipment	258,839	125,114	133,725	36,324
Office equipment	120,790	109,421	11,369	23,778
Construction in progress	3,803,799	-	3,803,799	2,890,162
	5,415,828	871,169	4,544,659	3,679,703

4. ACCRUED SITE CLOSURE COSTS

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from it’s mineral property sites in Nunavut and to perform other site reclamation work.  Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $408,346 at September 30, 2004 based on the expected payments of approximately $1.1 million to be made in 2018, discounted at an interest rate of 8.5% per annum.  The liability for accrued site closure costs is comprised as follows:

$

Accrued site closure costs, December 31, 2003	340,000
Additional liabilities incurred during the period	45,000
Accrued site closure costs – accretion expense	23,346
Accrued site closure costs, September 30, 2004	408,346

5. EXPLORATION AND DEVELOPMENT COSTS

The following is a summary of exploration and development costs incurred by the Company related to it’s mineral property interests in Meadowbank and Meliadine East, for the following three and nine month periods:

	Three months ended Sept 30		Nine months ended Sept 30
	2004	2003	2004	2003
	$	$	$	$

Meadowbank (100% interest):
Drilling	601,485	530,572	1,808,697	1,849,802
Transportation and freight	605,639	910,386	1,791,233	2,206,466
Contracts and personnel	164,966	471,859	1,132,952	1,561,014
Supplies and equipment	201,862	324,746	639,327	1,272,541
Other exploration costs	20,921	46,812	290,810	403,304
Environmental and permitting costs	343,991	368,626	1,445,122	1,175,270
Feasibility and engineering	176,981	644,975	977,863	1,303,253
	2,115,845	3,297,976	8,086,004	9,771,650
Meliadine East (50% interest):
Exploration costs	18,964	23,723	30,820	585,242
Recoveries from joint venture partner	(9,482)	(2,416)	(15,410)	(308,656)
	9,482	21,307	15,410	276,586

Total exploration and development costs	2,125,327	3,319,283	8,101,414	10,048,236

6. SHARE CAPITAL

[a]

Common shares

As at September 30, 2004, the Company has an unlimited number of authorized common shares with no par value (December 31, 2003 – 100,000,000 authorized common shares with no par value).  Common shares have been issued for the following consideration:

	Number of shares	Value
	#	$

Balance, December 31, 2003	54,222,744	110,806,463
Shares issued upon exercise of warrants	152,825	519,964
Shares issued upon exercise of options	443,372	715,144
Balance, September 30, 2004	54,818,941	112,041,571

In addition, the Company has options outstanding to issue 3,501,128 common shares of the Company as at September 30, 2004 (see Note 6[d]).  If all dilutive instruments outstanding at September 30, 2004 were exercised, the Company would have a total of 58,320,069 common shares outstanding.

[b]

Flow-through shares

The flow-through shares issued effectively pass on tax credits associated with Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. The entire amount of the tax benefits from flow-through share issuances has been renounced to the subscribers.  As of December 31, 2003 the Company was committed to spend the unused proceeds from flow-through share issuances of $2,368,522 on qualifying Canadian exploration activities.  During the nine month period ended September 30, 2004, the Company has spent this entire amount on qualifying Canadian exploration activities.

[c]

Warrants

At December 31, 2003 there were 5,519,175 warrants outstanding to purchase 5,519,175 common shares of the Company at a weighted average exercise price of $3.71 per share until July 29, 2004.  152,825 of these warrants were exercised during 2004 and the remainder expired unexercised on July 29, 2004.

[d]

Stock options

At September 30, 2004 there are options outstanding under the Company’s Incentive Share Option Plan of 1995 (as amended) to issue 3,501,128 common shares of the Company.  The exercise price of these options ranges from $0.80 to $4.85 and their expiry dates range from December 17, 2004 to May 13, 2013. At September 30, 2004, 5,036,394 common shares were reserved for issuance pursuant to the incentive share option plan.

The following table summarizes information about the share options outstanding and exercisable at September 30, 2004:

	Outstanding			Exercisable
Range $	Total # of shares	Weighted average exercise price	Weighted average contract life remaining	Total # of shares	Weighted average exercise price

0.80 - 1.85	362,500	1.34	1.61	325,000	1.28
2.00 - 2.65	2,753,628	2.15	4.12	2,295,128	2.16
3.56 - 4.85	385,000	4.78	4.14	202,500	4.72
	3,501,128	2.36	3.86	2,822,628	2.24

Option activity for the nine month period ended September 30, 2004 is as follows:

	Shares	Weighted average exercise price
	#	$

Options outstanding, December 31, 2003	2,804,500	2.62
Granted	1,155,000	2.11
Exercised	(443,372)	1.61
Cancelled	(15,000)	4.20
Options outstanding, September 30, 2004	3,501,128	2.36

The stock options granted in the nine month period ended September 30, 2004 had a weighted average fair value of $1.17 each.  The fair value of these stock options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate 3.98%; no dividends; volatility factor of the expected market price of the Company’s common shares of 66%; and an expected life of the options of 4.5 years.

Effective July 30, 2004 the Company repriced 277,000 options previously granted to non-insider employees with a weighted average exercise price of $4.73.  As a result of this repricing, these options now have an exercise price of $2.02, with no change to the vesting terms or expiry dates.  An additional $81,734 of stock-based compensation expense was recognized in the three month period ended September 30, 2004 with respect to this repricing.

The Company recognized total stock compensation expense of $1,705,741 for the nine month period ended September 30, 2004 (nine months ended September 30, 2003 - $671,050) and $1,276,206 for the three month period ended September 30, 2004 (three months ended September 30, 2003 - $125,600) in accordance with the fair value based method of accounting for stock compensation, with the offsetting credit to contributed surplus.

7. COMMITMENTS AND CONTINGENCIES

[a]

The Company has a non-recourse contingent loan balance of approximately $14.9 million at September 30, 2004 [December 31, 2003 - $13.7 million]. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

[b]

The Company has a $500,000 deposit at a financial institution that is serving as collateral for a letter of credit pledged in favour of the Kivalliq Inuit Association in connection with land use agreements in Nunavut.  The deposit is bearing interest at market rates and will be returned when the Company has satisfied its legal obligations with respect to site reclamation at mineral property sites in Nunavut (see Note 4).

[c]

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Three of these agreements also provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As of September 30, 2004, the estimated contingent payment with respect to such bonuses is approximately $1.2 million, none of which has been accrued.

[d]

The Company is committed to future minimum annual rent payments under operating lease agreements over the next four years as follows:

$

2004 (remaining)	58,002
2005	221,556
2006	190,000
2007	159,000

8. INVESTMENTS IN PUBLIC COMPANIES

During the three month period ended September 30, 2004 the Company sold 200,000 shares (nine months ended September 30, 2004 – 2,700,000 shares) of Eurozinc Mining Corporation (“Eurozinc”) for net proceeds of $118,336 (nine months ended September 30, 2004 - $1,574,963), resulting in a gain of $106,336 (nine months ended September 30, 2004 - $1,412,963).

The market value of the Company’s Eurozinc shares based on the quoted share trading price at September 30, 2004  is $1,309,000 (1,700,000 shares at $0.77 per share). This amount may not be reflective of what the Company would realize on liquidation of its investment.

As a result of private placements completed by Lithic Resources Ltd. (“Lithic”) in 2004, the Company’s interest in Lithic has been diluted to 8.5% as at September 30, 2004 (December 31, 2003 – 11.5%).  The quoted market value of these shares at September 30, 2004 is $278,549 (1,392,744 shares at $0.20 per share).  This amount may not be reflective of what the Company would realize on liquidation of its investment.